02031310

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 11, 2002 PE

Terra Networks, S.A.
(Exact name of Registrant as specified in its charter)

Terra Networks, Inc.
(Translation of Registrant's name into English)

Vía de las Dos Castillas, 33
Complejo Atica
Edificio 1
Pozuelo de Alarcón
28223 Madrid, Spain
(34) 91-452-3000
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

TERRA NETWORKS, S.A.

TABLE OF CONTENTS

These materials may contain forward looking statements. Such statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions.

Certain factors affecting such forward looking statements are described in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F under the heading "Risk Factors".

ITEM 1

JOAQUIM AGUT'S SPEECH FOR TERRA LYCOS' GENERAL - SHAREHOLDERS' MEETING
Barcelona, 9 April 2002

Ladies and Gentlemen,

I would first like to welcome you to this annual meeting where we, the directors of Terra Lycos, make ourselves accountable to you, the owners of the Company, with regard to our management during the year 2001. Last year not only left an indelible mark on both the political and economic fronts, but, as we shall see, it was even more definitive in terms of the operational changes in the new technologies industry.

The new environment has driven us to undertake a series of initiatives, in line with the strategy we designed last year, and to reach a number of agreements and alliances. These moves have already produced positive results and profits. And, as you know, profitability is our number-one objective and what encourages us to proceed along the line we have set out for ourselves.

At the same time, I will review the promises I made to you at last year's General Meeting and which we have gone to great lengths to fulfil, as I will now explain. At the end, through your vote, you will have the final word.

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2001 was characterised by a severe recession, affecting the economy in general and advertising in particular. This was the case everywhere, but even more so in the United States, where the situation was seriously aggravated by the tragic events of 11th September, a date that has gone down in history and which, from an economic point of view, led to a frightening stagnation in the final quarter of the year.

Against this unfavourable backdrop for business, we would underline the major restructuring that took place within our industry, owing to its enormous potential but lack of experience. As we have all seen, there were no major acquisitions or mergers, let alone dazzling stock market flotations, as there were just a couple of years ago, but rather we saw a number of significant closures and withdrawals. There is even the feeling that the term "New Economy" itself is no longer fashionable.

What is happening then? Is it all over? Have we made a mistake? Absolutely not. Nothing could be further from the truth, as reality shows that Internet is playing an increasingly essential role in our society and in our lives. Not even the most pessimistic observer would dare to suggest a world without Internet, now or in the future. The world's Internet population continues to rise, with some 200 million new users expected in 2003, while the growth of online purchasing and business appears unstoppable. What has happened is that the difficult economic environment has brought to light the weaknesses of many of the business management models in our industry. Some have targeted easy growth through borrowing, which ultimately meant a waste of money, while others were based on the provision of free services, which soon became a source of interminable losses.

In short, reality has grudgingly shown us that growth comes through the use of professional management models, aimed at profitability via increased revenues and tight cost control. In our industry, like in every other, only the best survive, that is, those which are well-managed, aim to satisfy customer needs through the supply of quality products and services that are worth buying and have a solid financial position. These are methods and principles in which the old and new economies converge in terms that until now no one apparently wanted to acknowledge.

Hearing this, you will not be surprised that, with regard to the "new" focus of our sector I referred to earlier, I place the term "new" in inverted commas or follow it by a question mark, because, as you will remember, these are the very ideas I set out at last year's General Meeting, when I first appeared before you.

Our objective at all times has been to combine customer satisfaction, profitability and growth with a global business concept, and to be considered a key reference in the industry.

And to reach these goals, I must state here and now, Ladies and Gentlemen, that I am completely convinced of the need to continue following the strategy that I put forth on 7 June of last year, given the fact that events and circumstances have corroborated the decision to pursue the objectives that we proposed and which I wish to remind you as clearly and concisely as possible:

As we said, our strategy is based on two differentiated areas: Traditional Internet and Internet as a transactional channel. As regards traditional Internet, our strategy pursues two fundamental objectives: The first is to offer advertisers something more than merely exhibiting their adverts or advertising banners.

We must also offer systems that are more technically attractive and with more advanced and comprehensive integrated marketing solutions, to help advertisers to better understand who exactly is interested in their advertising or where they can find potential customers for their products.

The second objective of the traditional Internet strategy is to not be satisfied with users simply connecting to Internet through Terra Lycos. Right now, the user must have the possibility of accessing new communication services that are of sufficient quality and interest to persuade them to buy them, which is our main goal.

E-mail, the extremely popular chat services and personal web pages have hardly contributed revenues so far, but would be costly and pointless if they were not so important in terms of gaining the loyalty of users who will later become customers, providing a valuable benefit to the portal in the future. The Internet user will get used to paying for the content and services that interest them, just as they have when they want to see certain films and football matches on pay television.

We can count on four factors, which are crucial for the company, to help us achieve these goals:

First, the leveraging of Internet's continuous growth in users and usage to attract advertising investment.

Second, firm dedication to customer satisfaction by expanding our product range. -

Third, the migration of free services to quality paid services.

And finally, a studied balance between our global and local presence.

The second area of our strategy, as mentioned previously, consists of using Internet as a transactional channel for purchases and sales. For this we have created portals in activities and sectors where users have shown themselves to be most interested, such as finance, travel, automobiles, real estate, careers and education.

To conclude with the part of my speech on strategy, I would just like to say that it will provide us with profits by meeting the needs of customers and earning money from the services and content we provide them.

I must also stress that we have not for one moment lost sight of our desire to grow through alliances and acquisitions, backed by our robust cash position. However, it is true that for any potential purchase to make economic sense, it needs to be made on the basis of the principles I referred to earlier, in other words, by looking for actual revenues from satisfied customers, EBITDAs or operating profits, that help to keep us on the road to becoming profitable, and with reliable management teams. This is a set of conditions that are hard to come by in the current market.

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These, Ladies and Gentlemen, were the main guidelines behind our management in 2001. These guidelines are already well known by all of you and were followed with no efforts spared. They led to a series of actions, launches and alliances last year, among which I would highlight the following:

Within traditional Internet, and with the express objective of going beyond mere advertising and moving towards Integrated Marketing Solutions, last year we launched CheckM8 technology, a system that offers advanced advertising campaigns such as those you can see on the screen, along with other innovative products such as Arcadia, which not only helps advertisers to identify their customers, but also to customise their offering.

In addition, through direct marketing tools, backed by our extensive databases, and our Opinion Minders solution, we have been able to offer advertisers more specific and concise information on user behaviour, via exclusive analysis and survey systems.

The enormous interest that customers have shown in them is easy to understand, given the advantages that Internet offers relative to traditional advertising campaigns, which apart from being far more expensive and slower to produce results, are more difficult to measure in terms of their true effectiveness, in other words, as regards the costs and benefits for advertisers.

Here we can see how our customers are able to make use of our integrated marketing solutions and global position. For example, 20% of Latin American advertising is carried out through simultaneous campaigns in more than two countries and for the same customer.

As a practical example of this, I would point out the agreement reached with Unilever, the world leader in household and cosmetic goods, for Spain, Latin America and the US Hispanic market, which includes the joint production of content exclusively aimed at women, the development of web-based customer management strategies, database administration along with e-commerce initiatives and a widespread exposure of the Unilever brand and its products.

These models are both innovative and profitable for our customers and have meant that in a particularly difficult year for the advertising world, with many and heavy cutbacks in budgets, our revenues in this area were not just maintained but actually increased by 4%.

In Spain and Latin America our advertising revenues in 2001 rose by 30%, while in the US, in spite of some very tough market conditions, they remained virtually unchanged, something which our competitors were unable to achieve. This was partly because we have major clients, like Bertelsmann, and due to certain non-recurring revenues obtained in the first half of the year.

We would also highlight the importance of Internet access within traditional Internet. Firstly because it accounts for 35% of our revenues, in other words €246 million or Ptas 41 billion, registering a spectacular 76% increase in 2001. It also enables us to establish a direct relationship with our subscribers, which we can subsequently develop through the sale of new services. Lastly, it helps us to capture future customers in those countries where Internet still has a low penetration and, therefore, greater growth potential.

However, I would like to underline that although Internet access generates revenues, its gross margins are not sufficient for the financial models we are using and which we wish to use in the future. Consequently, we are making efforts to improve them.

Thanks to the efforts mentioned earlier to migrate our free access and portal subscribers to paid subscriptions, in 2001 the number of free subscribers declined, while the number of the portal's paid access and service subscribers increased by 55%. This was to be expected as a result of our strategy. This is particularly important if we look at the average revenue per access user, or in financial jargon, ARPU, which is a reliable indicator of growth.

Average Revenue Per User for all subscribers, including both free and paid, increased 12% in 2001 to €4.8 per customer and month, but 40% if we look solely at paid subscribers, to €16.3.

In addition to pure Internet connection, as we mentioned in the part on strategy, we also offer our customers a series of quality communications services that provide significant advantages and benefits, such as personal web pages, e-mail, unified messaging service, personal domains, virtual hard disk or photo albums.

These services can be contracted individually or through special offers that include both access and communication services in the same package.

And who can doubt that broadband opens up huge possibilities in the provision of these value-added services, as it offers an Internet with superior features, for advanced and demanding users, who not only require a rapid and reliable connection, but also innovative services that facilitate the multimedia communication and content that meets both their personal and professional needs.

This is at the root of our commitment to migrating towards broadband, primarily through ADSL technology, to gain the loyalty of customers who are prepared to pay for an advanced Internet which, in addition, will feed through to an increase in Average Revenue Per User.

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Meanwhile, continuing with the outline of our strategy, we have also aimed to tap Internet's enormous potential as a channel through strategic alliances that combine our technology and vast user and audience bases with the knowledge and experience of other sector leaders, which in addition provide a huge opportunity for achieving profitable growth.

In 2001, we consolidated our presence in areas such as finance, through Uno-e. The online bank ended last year with more than 100.000 clients and €700 million of customer funds under management, an annual increase of 350%.

Uno-e has two shareholders, Terra Lycos and BBVA, which complement each other and are ideally suited to lead the online distribution of financial products and services.

To this we must add the strength of Invertia, which has consolidated its position as Spain's largest financial community and is present in six countries in Latin America and in the United States' Hispanic market.

With more than 225,000 registered users and 45 million page views per month, Invertia offers the necessary tools, advice and content to enable users to manage their own finances, whilst it is also firmly committed to providing online financial products.

If we add to this Quote, one of the most successful financial portals in the United States, which provides a comprehensive range of services and information for independent investors in that country, we are unquestionably among the leaders in financial portals.

We have broken into the automotive sector with the launch, alongside BBVA, of Azeler, a portal designed to develop and manage platforms that facilitate sector professionals' operations, from carmakers to end customers. There are now more than a thousand car dealers working with Azeler, while over half a million users have shown interest in its online offers and services.

In the area of real estate, also with BBVA as a core partner, the Atrea property portal was created. Its main objective is to make the work of real estate agents and other sector professionals easier and more efficient by combining all of the services consumers need when buying or renting a home in a single website.

In human resources, we have acquired a majority shareholding in Bumeran, one of Latin America's leading human resources websites, which in Spain operates under the Direcciona brand name. Bumeran manages more than one million résumés and, apart from providing information and services, offers tailor-made solutions for the integrated human resources management that businesses require.

Barely a week ago we launched Educaterra in Spain and Latin America, an ambitious project in the form of a teaching, education and online training platform, with a comprehensive range of courses and specialist subjects using new technology such as online voice recognition in language teaching. Telefónica, which will soon have a 30% stake in the project, has made Educaterra its chosen e-learning provider for all its group companies.

Along these same lines, I would also like to highlight our commitment to the travel and tourism sector through Rumbo and One Travel, the product of our agreement with Amadeus, which offers a broad portfolio of travel products and services targeting tour operators and travel agents, as well as end consumers, in Spain, Latin America and the United States.

Leveraging our leading position in Latin America and the US market, during the year we rolled out new services, such as the *Compras USA* online shopping service, which allows for any product available on any website in the US to be shipped to Latin America through our association with LanChile, or the money-transfer service from the US to all countries in the region, a business which handles some €20bn per year and represents an excellent opportunity for Terra Lycos.

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These initiatives, which have made our offering one of the most extensive in the market, while the services I have just described are creating a differentiated and valuable offering for our customers, both personally and professionally, which they are willing to pay for just like any other everyday product or service.

And this is at the very centre of all our business activities, because, the propensity to buy is the overriding principle of our OBP (Open, Basic, Premium) payment model, which I shall now explain:

This model, which we began to implement in 2001, is based on free and open services and content and offers additional pay contents with more features, which will gradually lead us towards a system of pay-per-view or pay-per-use subscription payments, which is the goal we are striving to achieve.

Bear in mind, ladies and gentlemen, that we can now hold videoconferences from our home PC and the day will soon come when we can participate in them through our mobile telephones, our TVs or our PDAs, or when we can watch movies and sporting events on our computers or broadband connection and have virtual discussions about them with our friends, using our PCs and broadband connection, with a similar quality to that of the TV, and with the interactive advantages that only Internet can offer.

A practical example of this strategy is the July launch in Spain of the ADSL Multimedia Area, which was initially offered open to all users.

In September this area was extended to include other services and became Terra ADSL Plus, the first of its kind in Spain, which, for the price of Ptas. 6,995 a month offers a fast, high-quality Internet connection and - exclusive access to a package which contains a catalogue of more than 15,000 multimedia files, among which can be found music clips, short films, film trailers, etc., as well as online games, interactive animated contents and a series of advanced communication services and new browsing experiences with a high interactive and multimedia element exclusively for pay customers, which provides an example of the Basic mode within our OBP model.

Terra's business model, applicable to all our products and services, both in access and portal, evolved in 2001, adapting to the different circumstances of individual markets though always with a clear objective of profitability.

As a result, we did not promote free access in any of the markets where the company operates, and in June of last year Terra Lycos changed its free access models in Brazil to pay models, something it has also done more recently in Mexico, where the previous free access offer has evolved into one which offers pre-payment for a set number of minutes of browsing.

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The OBP model, which as you have seen, has emerged as one of the keys to implementing our strategy and has broken the rule until now accepted in the sector that the bulk of revenues come from advertising and that our portal was nothing more than a support service for advertisers.

Terra Lycos has overcome this approach, but that doesn't mean that we have abandoned or forgotten it, as we have seen. Our aim is for each and every product and service to be designed and reviewed so that they make a balanced contribution to the company's revenues and earning.

To illustrate, let me just mention some of the subscription services that have been successfully launched in the last few months and which you may have seen in the film shown before the Meeting:

For instance,

- the Lycos Finance premium subscription service, is a very specialised offer targeting investors interested in having the best information at their disposal before making financial decisions;
- the Lycos Insite pay service for inclusion in our search engine,
- and, at the request of users, subscriptions to our personal web page building and hosting tools, Tripod and Angelfire, for those who are not interested in having advertising appear on their pages.

These are added to a broad range of pay services in a number of countries, a sample of which you can see here along with their respective prices.

Along these lines and in order to:

- encourage content integration;
- to reach a greater audience
- and to enhance user loyalty through providing value-added services and content,

In 2001, Terra Lycos entered into major strategic and commercial alliances with companies that are leaders in their respective markets,
- such as the one previously mentioned with Unilever;
- with Visa, to provide businesses and individuals in Latin America with security in online collection and payments;
- with Apple, for technology sharing in the creation and dissemination of content through the Internet;
- with e Bay, to integrate all its products in Lycos Subastas in the United States;
- and for the same purpose with Interliant, Coca-Cola, TPI of the Telefónica Group, LanChile and Bancomer of BBVA, in Mexico, among others.

Terra is following the same policy this year, as underscored by the strategic agreement reached with Fox Sports to create one of Internet's more comprehensive and revealing online sports channels, with one of the US's largest audiences.

To conclude, our efforts are rounded off by the company's continued alliance and acquisition strategy, highlighted by the acquisitions of:
- Raging Bull, a cutting-edge financial site in the United States;

- Maptel, a digital cartography service provider in Spain
- and DeCompras.com, one of the leading e-commerce companies in Mexico.
- We have also completed the acquisition of a 49% stake in the online bank, Uno-e.

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Ladies and gentlemen, this strategic focus, along with the development described, has been successful. And I can proudly say that 2001 was first and foremost a year of consolidation for the Terra Lycos merger, which is now one of the most visited Internet networks in the United States, Canada, Europe, Latin America and Asia, and has a presence in a total of 43 countries.

This privileged position is reflected by a network of portals that combine local services and content with the world's most comprehensive Internet offering.

As regards our operations in Latin America, I would highlight the spectacular growth of revenues and improvement in profitability. Terra Lycos has the largest presence in Latin America of any Internet company, ranking among the leaders in fifteen different countries. It was also the first to develop Internet access tailored to the individual needs of each market, offering value-added communications and content services, as well as a one-stop marketing offer, the only one of its kind in the area.

In Spain, the various audience and traffic studies conducted all show that Terra consolidated its leading position in 2001, with a 64% market share. The company has emerged as a benchmark for broadband in Spain, with the launch of the Multimedia Zone website and ADSL Plus, as I mentioned earlier.

In North America, in addition to maintaining its leadership position in Canada, Terra Lycos has a cutting-edge network of websites in the United States, making it the country's fourth leading Internet company, with growth in 2001 similar to the entire Internet audience in Spain. We would also point out the important steps taken in the Hispanic community of the US, with more than 40 million people, among which

Terra is the preferred Internet brand according to a study of Internet usage conducted by Roslow Research. This market clearly has enormous potential and Terra Lycos is in a privileged position to take advantage.

In the European market, Terra Lycos is backed by Bertelsmann, as Lycos Europe's strategic partner, providing us with a leading presence in a total of fourteen countries.

Terra Lycos is also one of the top-ranked Internet companies in Asia, particularly in Korea and Japan. As regards these two countries, I would like to take this opportunity to invite you to follow the special coverage of the upcoming World Cup football tournament, which Terra Lycos will broadcast on broadband.

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Having talked about strategy, disposals and Terra Lycos' positioning, let us now look at some operating indicators in order to assess the results obtained. We ended 2001 with a total of 4.7 million portal access and services subscribers, of which 1.7 million were paid access and service subscribers, an increase of 55% from the year before.

Our commitment to broadband was crowned with the success of our ADSL products, primarily in markets such as Spain and Brazil, with growth in our subscriber base of 471% up to a total of 233,000, making us a benchmark in this service.

Meanwhile, the company reached an average of 500 million daily page views, an increase of 43% over 2000. This makes it one of the world's most visited websites and enables Terra Lycos to offer advertisers an enormous capacity to reach their target public.

Our audience has continued to grow, with the number of unique monthly users in 2001 reaching 111 million, 18% more than the year before. To put this into context, this means that 111 million people access our portals at least once a month.

With respect to the financial results for 2001, which appear in the Annual Report given to you and will be submitted for your approval, I would first like to say that, in order to get a clearer picture of the improvement made by the company, I am going to refer to pro-forma results for 2000. In other words, assuming that both companies, Terra and Lycos were together from 1 January to 31 December 2000.

That said, I am happy to announce that despite the difficult situation of the market throughout the entire year, especially in the fourth quarter, as I have pointed out, revenues rose 22% on the previous year, or 24% if we look at constant euros, to € 694 million, more than 115 billion pesetas.

It is important to mention the existing balance in the revenue sources. From the geographical point of view, because 49% came from Spain and Latin America and 51% came from the United States. Also, from the business point of view, because 65% came from the media business, which includes advertising revenues, subscriptions to various portal services and e-commerce, and the remaining 35% from the access and communication services business.

Thanks to a careful and conscientious cost-control policy, fixed costs declined by 16%, which translates into an annual saving of €103 million, more than Ptas. 17 billion, without undermining the company's growth.

As you will no doubt remember from last year's Shareholders' Meeting, I announced the launch of a corporate initiative aimed at reducing costs and improving the quality of our business processes called Seis Sigma, with the objective of improving all the products and services we offer our customers.

Within this framework of innovation and constant improvement, I must stress the crucial role of the people working at Terra Lycos. At any company, but more importantly in one like ours, the intangibles like talent and knowledge must be cultivated, developed and transmitted in order to achieve advantages in such a changing and competitive environment.

Bearing in mind this objective, at Terra Lycos we have encouraged, in addition to other training and development activities, online education. This includes Educaterra, with more than 150 courses in areas such as

New Technologies, E-Business, Foreign Languages, Finance or Management Techniques, which all employees of the company can access, with advice from tutors and experts on different subject matters. Terra Lycos is one of the few companies that offers all its staff access to training.

In 2002, all 2,800 employees of Terra Lycos will receive basic training on Seis Sigma quality and procedures methodology, which is led by a group of more than 200 company employees who have already received intensive training in this area in different parts of the world and this has already helped to improve our operations.

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Operating profit before minority interests, tax, depreciation and amortisation, or EBITDA, is what most financial analysts look at when comparing sector companies and assessing their real economic performance.

For Terra Lycos, EBITDA in 2001 was -€232 million, leaving an EBITDA margin of -33%, a 24-percentage point improvement over 2000. This is equivalent to a €91 million or Ptas. 15 billion improvement, which clearly confirms that we are on the road to profitability.

I would point out that since the third quarter of 2000, when we assumed the responsibility of running the company, Terra Lycos has managed to improve its EBITDA ratio quarter after quarter, by a total of 46 percentage points, from -71% at that time to -25% in the fourth quarter of 2001.

Net income for the year was - €566 million, though we would stress that 68% of this figure, or €386 million, was due to the goodwill charge on acquisitions made in 2000 and 2001, primarily the purchase of Lycos.

In the third quarter of 2001, the amortisation period was extended from 5 to 10 years to achieve a better correlation between the financial reality of the businesses acquired and the effective pace of sector maturity.

At any rate, and as you well know, the amortisation of goodwill is merely an accounting entry, with no impact whatsoever on the company's cash. Therefore, we always talk about EBITDA and not net income.

Skilled cash management also played a key role in 2001, enabling Terra Lycos to continue to enjoy an excellent cash position of €2.2bn at the end of the year. In 2001, we used just €99 million to fund the deficit from our operations.

Meanwhile, we invested €113 million in fixed assets, primarily hardware and software, half the 2000 figure, and another €260 million in the aforementioned acquisitions and to develop our joint ventures.

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The figures presented to you clearly reflect that Terra Lycos is among the leaders in its sector, operating worldwide through a local presence, with innovative services and clearly on the road to achieving sustained profitability.

We are not just talking about expectations or false illusions, but rather a real case of achieving an increase in revenues in just one year of €123 million, more than Ptas.20 billion, along with a reduction in costs of €103 million, more than Ptas.17billion. These are objectives that any well-managed company would happily present as being a huge success.

All indicators show that we are in an attractive market and one with strong growth potential. Forecasts show:

- that the world's Internet population will exceed 650 million by 2003, 44% more than in 2001;
- that the number of broadband users will approach 60 million
- and that advertising revenues will increase by 80% in 2003 to $14.5 billion. There are clearly encouraging estimates, but must be confirmed in the future.

As regards 2002, and with the prudence we wish to maintain at all times, our forecasts point to revenues within the range of €720-780 million, leaving an EBITDA margin of -15 to -19%. If we reached the upper part of the range, we could become EBITDA positive before the end of the year.

With this results performance and such promising prospects, one can hardly understand the share price performance.

Therefore, since this is an issue that concerns all of us greatly, I would like to make some comments about the stock's performance and the evolution since the Shareholders' Meeting of June last year.

As I pointed out previously, the macroeconomic environment deteriorated significantly in the second half of last year, impacting on expectations in the stock market in general and on our sector in particular. This was reflected by the share prices of all Internet companies and Terra Lycos was no exception.

However, although our shares have fallen since last year's General Shareholders' Meeting, they have still outperformed the Nasdaq in New York, Spain's Ibex 35 index, and the Madrid's "New Market" index, not to mention other more stable and harder hit sectors than ours in terms of share prices.

In short, whereas 2000 was a poor year for Internet companies, 2001 was negative for the entire stock market.

With figures in hand, I would stress that we are still the world's fifth largest Internet company by market capitalisation, having narrowed the gap with the top three or four. Moreover, our cash position is equivalent to 40% of our market capitalisation. I would add that we are still the best performing Spanish stock post-IPO.

I sincerely believe that Terra's stock has suffered from the slowdown in growth in the economy as a whole and in technology and Internet in particular, especially in the United States. On top of this was the crisis in Argentina which, despite the negligible impact on our operations there, which contributed a mere 0.5% of our business, unquestionably affected our share price.

I would even go as far as to say that, in the future, the market will not price in expectations as much as realities regarding the performance of our business, and that sooner rather than later investors will forget about the boom by sector stocks of the past and recognise Terra Lycos' solid value. This should feed through to a positive performance just as soon as the macroeconomic scenario improves.

I would like to remind you that communication with you, our shareholders, is important to us. Your opinions and comments are always welcome through the 900 number, through which the Shareholder Relations Office can attend to you personally, or via e-mail or letter, at your convenience.

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Ladies and Gentlemen, throughout this speech I have tried to convey to you my conviction that we form part of a company that, despite a hardly propitious environment, a volatile market and a sector that has yet to reach maturity, has been able to weather the storm with determination and confidence. Today, Terra Lycos is improving its profitability via growth of revenues, new and diversified, and efficient cost management. We are a company that enjoys a strong financial position and a solid organisation, with a global projection and firm local presence, offering services and content designed with the customer in mind and with internationally renowned partners and allies.

Before concluding, I would just like to point out, as I did last year and always will, the key factors behind the Company's very positive business development.

First is Telefónica which, as a core shareholder, has supported and encouraged each of our initiatives and actions, always demonstrating its enthusiasm and confidence in our project and carrying out a policy of synergies within the Group that has provided us with huge opportunities for growth and savings on services, content, advertising and technology. To them, our sincerest thanks.

I am equally as grateful to all our employees, who are clearly our main asset. In such an especially difficult year, they were able to assimilate the sector's largest ever merger, to perfectly adapt to the reorganisation carried out throughout the year into strategic business lines, geographical units and global support functions, which has proven so successful that others are copying it, and, thanks to their efforts and dedication, to apply, with enthusiasm and a pro-active spirit, the new measures aimed at improvement we undertook, all of which were crowned with success.

I would like to take this opportunity to thank you, the shareholders and owners of the company, for the faith you have shown in us. And I would like to express my satisfaction to the members of the board of directors for their complete willingness to share the responsibilities of running the company.

I also cannot forget to recognise our customers, partners and users who, with their choice, are constantly encouraging us to offer them our best services.

Terra Lycos is not just an illusion. It is a tangible business reality which holds prospects for a brilliant and successful future, which I would like to share with you since, given your confidence during times of anxiety, it is only fair that I wish you to participate in a company that, day after day and without hesitation, is on track to becoming profitable.

Thank you

ITEM 2

RESOLUTION ONE in relation to the examination and approval, as appropriate, of the Annual Accounts and Management Report, both of Terra Networks, S.A. and of its Consolidated Group of Companies, along with the proposal for the application of the result of Terra Networks, S.A. and of the management of its Board of Directors, all with regard to the financial year 2001.

1) To approve the Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) and the Management Report of Terra Networks, S.A. and its Consolidated Group of Companies, corresponding to the financial year 2001 (closed as at 31st December 2001), pursuant to their formulation by the Board of Directors of the company in its meeting held on 25th February 2002, together with the corporate management conducted by the Board of Directors of Terra Networks, S.A. during that year.

2) To assign the losses of the financial year 2001, set at 837,070,159 euros, to the account "Prior year losses".

RESOLUTION TWO in relation to the setting of the number of members of the Board of Directors and the ratification and, as appropriate, appointment of Directors.

1) To ratify the appointments as Directors of the company, agreed by the Board of Directors by cooptation, of the persons stated below, designating them as administrators of the company for a period of five years in accordance with that provided for by Law and by the Company Articles of Association:

- Mr. Luis Ramón Arrieta Durana, who was appointed Director by cooptation in order to fill the vacancy produced by the resignation of Mr. Juan Asúa Madariaga, by agreement of the Board of Directors in its meeting of 25th July 2001.

- Mr. Angel Vilá Boix, who was appointed Director by cooptation in order to fill the vacancy produced by the resignation of Mr. Fernando Abril-Martorell Hernández, by agreement of the Board of Directors in its meeting of 25th July 2001.

- Mr. Jesús María Zabalza Lotina, who was appointed Director by cooptation in order to fill the vacancy produced by the resignation of Mr. Isidro Fainé Casas, by agreement of the Board of Directors in its meeting of 30th January 2002.

2) To set the number of members of the Board of Directors of the company at twelve (12), and to designate Mr. Carlos Fernández-Prida Mendez-Nuñez, with identity card number 50.261.912-N, of age and of Spanish nationality, as new Director, for a period of five (5) years, in accordance with that provided for by Law and by the Company Articles of Association.

RESOLUTION THREE in relation to the re-election of accounts auditor for the company and its Consolidated Group of Companies for the corporate financial year corresponding to 2002.

To re-elect the company Arthur Andersen y Cía, S. Com. as Accounts Auditor for checking the Annual Accounts and the Management Reports of Terra Networks, S.A. (individual accounts) and of its Consolidated Group of Companies (consolidated accounts) corresponding to the financial year 2002.

RESOLUTION FOUR in relation to the reduction of share capital with the aim of amortising own shares and consequent modification of articles 5 and 6 of the Company Articles of Association.

1) To reduce the share capital by the sum of 26,211,172 euros, with the aim of amortising 13,105,586 own shares purchased in conformity with the provisions contained in article 75 of the Public Limited Companies Act, each share having a par value of two (2) euros.

This capital reduction is carried out charged to the issue premium reserve, and a reserve is proceeded to be endowed for a sum of 26,211,172 euros (amount equal to the par value of the amortised shares) which may only be able to be availed under the same requirements as for the share capital reduction, in accordance with article 167, section 3, of the Public Limited Companies Act. Consequently, by virtue of that stated in said article, company creditors shall not be able to enjoy the right of opposition to which article 166 of the Public Limited Companies Act refers, in relation to the capital reduction that is agreed.

2) As a consequence of the agreed capital reduction, to modify articles 5 and 6 of the company Articles of Association, which shall read as follows:

"**Article 5**

The share capital stands at 1,216,320,518 euros and is fully subscribed and paid up.

Article 6

The share capital is divided into 608,160,259 shares, with a par value of two (2) euros each, consisting of a single class and series, represented by means of account entries.

The company shall acknowledge as shareholder any person who appears authorised as such in the entries of the corresponding account records.

All the shares confer the status of partner on their legitimate holder and they attribute to him the rights acknowledged in law and in these Articles of Association. Notwithstanding this, the company shall be able to issue shares without voting rights under the terms and respecting the limits and requirements set down by Law."

3) To empower the Board of Directors so that it might decide on those details that have not been expressly determined in the above paragraphs of this resolution and which are a consequence of it, and to adopt the resolutions, carry out the actions and execute public or private documents that are necessary or advisable for the most thorough compliance of this resolution including, by way of illustration only, the publication of the announcements that are required by law, and to make the appropriate requests and communications in order to exclude the amortised shares from being quoted on the stock exchange, with these powers being able to be delegated by the Board of Directors to the Delegate Commission, to the Chairman of the Board and/or to any other person expressly empowered for the purpose.

RESOLUTION FIVE in relation to authorisation for the acquisition of own shares, either directly or via companies in its Group.

1) In conformity with that set down in articles 75 et seq. of the existing Public Limited Companies Act, to authorise the acquisition by Terra Networks, S.A. at any moment and as many times as it considers appropriate – whether directly or via whatsoever subsidiary company among those in which the company is the parent – of own shares by means of sale or by whatsoever other onerous legal title.

The minimum acquisition price or consideration shall be that equivalent to the par value of the own shares being acquired, and the maximum acquisition price or consideration shall be that equivalent 110% of the quoted value of the own shares acquired in an official secondary market at the moment of the acquisition. The above notwithstanding, the acquisition price of the shares acting as coverage for the Options Plans approved by the resolutions adopted in the Shareholders General Meetings held by the company on 1st October 1999 and 8th June 2000 shall be (i) the issue price set down in the resolution approved as item two of the Agenda for the aforementioned Shareholders General Meeting of the company held on 1st October 1999 in the case of shares in possession of Banco Zaragozano or Caja de Ahorros y Pensiones de Barcelona; and (ii) the price satisfied by Citibank, N.A. in the acquisition of shares in Lycos Virginia Inc., which later on were to be swapped for shares in Terra Networks, S.A., adjusted to the swap ratio in relation to shares possessed by Citibank, N.A., bearing in mind that, in all cases, this price may not be lower than US$ 0.14302 nor higher than US$ 39.7093 per share.

This authorisation is granted for a period of 18 months from the date of holding this General Meeting, and it is expressly subject to the limitation that at no time may the par value of the own shares acquired in the use of this authorisation, added on to those already possessed by Terra Networks, S.A. and whatsoever of its wholly owned subsidiary companies, exceed 5 percent of the share capital of the former at the moment of the acquisition, having moreover to respect the limitations set down for the acquisition of own shares by the regulating authorities of the markets where the Terra Networks, S.A. stock is accepted for quoting.

Express note is made that the authorisation to acquire own shares that is granted may be used wholly or partially for the acquisition of Terra Networks, S.A. stock which the latter must deliver or transfer to directors or employees of the company or of companies in its group, directly or as a consequence of the exercise of option rights by them, all this within the framework of the remuneration system linked to the quote value of the company shares approved in the proper manner.

To empower the Board of Directors, under the broadest possible terms, for exercising the authorisation forming the object of this resolution and to carry out the other provisions contained herein, said powers being able to be delegated by the Board of Directors to the Delegate Commission, to the Chairman of the Board and/or to any other person expressly empowered for the purpose.

2) To render the resolution adopted in this regard by the Shareholders Ordinary General Meeting of the company held on 7th June 20001 in relation to item four of the Agenda for the same null and void, in its non-executed part.

RESOLUTION SIX in relation to the application of the tax consolidation system.

It is agreed (in conformity with article 84.5 of the Corporation Tax Act, in its wording according to Act 24/2001, of 27th December 2001) to opt for the indefinite application to Terra Networks, S.A. and to its tax group of the tax consolidation system during the tax periods following that of the financial year 2003, which shall be the last year in regard to which the agreement to apply that system was adopted.

RESOLUTION SEVEN in relation to the delegation of powers for formalising, interpreting, rectifying and executing the resolutions adopted by the Shareholders General Meeting.

To authorise the Chairman of the Board of Directors and its Secretary, severally, so that either of them might formalise and execute the preceding resolutions, being able for that purpose to execute any public and private documents that might be necessary or advisable (including those of interpretation, clarification, rectification of errors or rectification of defects) for their most precise compliance and for their registration, when required, in the Business Registry or in any other Public Registry.

SIGNATURES

Pursuant to the requirements of the securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, there into duly authorized.

TERRA NETWORKS, S.A.

Date: April 11, 2002 By: ______________________

Name: Jose Francisco Mateu Isturiz
Title: Vice Secretary - Board of Directors